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July 6, 2023

Mr. John Coleman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Southern Copper Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-14066

Dear Mr. Coleman:

On behalf of Southern Copper Corporation (the “Company,” “we” or “SCC”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated June 22, 2023, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2022, filed on February 28, 2023

Item 2. Properties

Individual Property Disclosure, page 37

1.

For each of your material properties identified under this section, please disclose the location, accurate to within one mile, using an easily recognizable coordinate system, as required by Item 1304(b)(1)(i) of Regulation S-K.

We appreciate the staff’s comment and will expand our disclosure in future filings to include the information requested as follows:

The new text is in italic and underlined. Page references are related to Form 10-K for fiscal year 2022.

Cuajone

The Cuajone operations consist of an open pit copper mine and a concentrator and are located in the Torata District, Mariscal Nieto Region, of Moquegua, approximately 878 km from the city of Lima and 27 km from the city of Moquegua. The Project centroid is at about 17° 3.130’S latitude; 70° 44.499’W longitude and the open pit is centered at approximately 17° 2.601’S latitude; 70° 42.481’W longitude.

The Cuajone mine is accessible by paved road from Lima or Tacna via the Pan-American Highway. The Quebrada Honda tailings storage facility (“TSF”) is about 120 km via local roads, south of the Cuajone operations. Access within the project area is via developed roads that are routinely maintained. Tacna, Moquegua, and Ilo have

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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regularly scheduled air services from Lima. Additionally, a spur railway runs from the Toquepala operations to the Cuajone operations.

Toquepala

The Toquepala operations are situated in Southern Peru, approximately 150 km by road from the city of Tacna and 30 kilometers from Cuajone. The Project centroid is at about 17° 3.130’S latitude; 70° 44.499’W longitude and the open pit is centered at approximately 17° 2.601’S latitude; 70° 42.481’W longitude. Road access from Tacna is via the Pan-American highway and other local roads. Alternative access is from Lima, using the Pan-American highway to Alto Camiara, and then driving for 70 km on a paved road to the Toquepala camp. The Quebrada Honda tailings storage facility (TSF) is 40 km south of the mine and is located at approximately 17° 27.724’S latitude: 70° 47.810’W longitude. The Quebrada Honda tailings are accessed via the MO-107 route that connects Alto Camiara with Toquepala. Within the operations area, access is by unpaved mine and exploration roads. The city of Tacna has a regional airstrip that provides regular service within Peru. Additionally, railways extend from Ilo to Toquepala, and a spur railway runs from the Toquepala operations to the Cuajone operations.

Processing Facilities—Ilo

Our Ilo smelter and refinery complex is located in the southern part of Peru, 17 kilometers north of the city of Ilo, 121 kilometers from Toquepala, 147 kilometers from Cuajone and 871 kilometers from the city of Lima. The smelter and refinery are located at about 17° 29.924’S latitude; 71° 21.608’W longitude and 17° 34.728’S latitude; 71° 21.188’W longitude respectively. Access is by plane from Lima to Tacna (1:40 hours) and then by highway to the city of Ilo (2:00 hours). Additionally, we operate a port facility in Ilo, which we use to ship our products and receive supplies. Products shipped and supplies received are moved between Toquepala, Cuajone and Ilo on our industrial railroad.

Michiquillay Project

The Michiquillay project is located in the Western Cordillera of the Andes in northwest Peru, approximately 45 km from Cajamarca and 900 km northeast of Lima. Project centroid coordinates are approximately 7º 02’ 23.65” S and 78º 19’ 23.59” W. and the Michiquillay deposit is located at 7º 02’ 17.53” S and 78º 19’ 29.30” W. The datum used is UTM WGS84. The main access route to the Project is via road from Cajamarca. Initially, the paved Route 8B is used from Cajamarca to the town of La Encañada, approximately 33 km. A gravel road is then used from La Encañada to the project site, approximately 14 km. The communities of Michiquillay and Encañada are 2 km and 14 km from the project, respectively. Access within the project is via various gravel and two-track roads that link areas where drilling is planned. The closest airport is at Cajamarca, which is serviced by regular flights from Lima.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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Buenavista

The Buenavista mining unit operates an open pit porphyry copper mine, two concentrators and three SX EW plants. It is located within the Cananea mining district in the north-central part of the State of Sonora, Mexico. The property is located about 222 kilometers northeast of the city of Hermosillo, Sonora and 150 kilometers southeast of the city of Tucson, Arizona. The geographical location of the Cananea mining district is between latitudes 30° 42’ and 31° 16’ north and longitude meridians 109° 51’ and 110° 33’ west. The Cananea mining district is located at an altitude between 1,600 and 2,485 meters (m) above mean sea level. The property covers an area of 89,220.5 hectares of mining concessions. The elevation of the mine is 1,604 meters above mean sea level.

La Caridad

La Caridad mine and mill are located about 23 kilometers southeast of the town of Nacozari in northeastern Sonora at an average altitude of 1,500 meters above mean sea level. Nacozari is about 266 kilometers northeast of the Sonora state capital of Hermosillo and 125 kilometers south of the U.S.—Mexico border. The municipality of Nacozari de García is located between 30°17’ and 30°20’ of north latitude and 109°32’ and 109 35’ of west longitude with regard to the Greenwich meridian. The average elevation is 1500 m above mean sea level. Limits of the mining unit using UTM coordinates are listed in the following table:

VERTEX	UTM Zone 12 WGS 84
	Easting	Northing
1	629,600.00	3,361,303.35
2	655,325.58	3,361,303.35
3	655,325.58	3,350,065.74
4	629,600.00	3,350,065.74

Nacozari is connected by paved highway with Hermosillo and Agua Prieta and by rail with the international port of Guaymas, and the Mexican and United States rail systems. An airstrip with a reported runway length of 2,500 meters is located 36 kilometers north of Nacozari, less than one kilometer away from the La Caridad copper smelter and refinery. The smelter and the sulfuric acid plants, as well as the refineries and rod plant, are located approximately 24 kilometers from the mine. Access is by paved highway and by railroad.

El Pilar Project

The El Pilar Property is located in north central Sonora, Mexico, about 15 kilometers south of the international border with United States. The property is situated within lands of Ejido Miguel Hidalgo (also referred to as San Lazaro), in the Santa Cruz Municipality. The property is situated between UTM coordinates 3,446,000N to 3,455,000N and 526,800 E to 534,700 E. The El Pilar property comprises 9,571.4 hectares in 19 concessions. These concessions are wholly owned by Recursos Stingray de Cobre S.A de C.V., our wholly owned Mexican subsidiary. Additionally, a total of 1,926 hectares of surface rights have been successfully negotiated with Ejido Miguel Hidalgo, which will ensure that the company has all necessary land ownership rights to develop the project.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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El Arco Project

The El Arco deposit is located near the village of El Arco in Baja California, Mexico, which lies near the center of the Baja California Peninsula in the municipalities of San Quintin, Baja California and Mulegé, Baja California Sur, Mexico. The Project centroid is at approximately 28°03’ 24.08” N; 113° 27’ 35.23” W. The center of the El Arco deposit is located at approximately 28° 02’ 02.97” N; 113° 23’ 46.75” W. Route 1 is the only paved highway connecting the northern and southern parts of the Baja Peninsula. El Arco is located between the towns of Santa Rosalía and Guerrero Negro at kilometer 189. The El Arco site is accessed by taking Highway 1 approximately 30 kilometers south of the town of Guerrero Negro to the intersection with the highway MX 18, and following MX 18 for 42 kilometers east to the project site. Highway 1 is paved and in good condition and Highway 18 was originally paved but is now unpaved, leaving a gravel roadbed.

Charcas

The Charcas mining complex is located approximately 110 kilometers north of the city of San Luis Potosi in the State of San Luis Potosi, Mexico. The mine uses the Universal Transverse Mercator (UTM) World Geodetic System (WGS84) Zone 14Q coordinate system and is located at 2 560 223 N and 280 042 E at an altitude of 2,150 meters above sea level. Charcas is connected to the state capital by a paved highway of 130 kilometers. It was discovered in 1573 and operations in the 20th century began in 1911. The complex includes three underground mines (San Bartolo, Rey Reina and La Aurora) and one flotation plant that produces zinc, lead and copper concentrates with significant amounts of silver. The Charcas mine is characterized by low operating costs and good quality ores and is situated near the zinc refinery. Charcas is exploited underground by room and pillar with hydraulic cut and fill. The crushed ore is transported to the surface for processing in the flotation plant.

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Santa Barbara

The Santa Barbara mining complex is located approximately 26 kilometers southwest of the city of Hidalgo del Parral in southern Chihuahua, Mexico. The mine uses the Universal Transverse Mercator (UTM) World Geodetic System (WGS84) Zone 13R coordinate system and is located at 2 965 880 N and 418 948 E at an altitude of 2,000 m above sea level. The area can be reached via a paved road of from Hidalgo del Parral, a city on a federal highway. The area is also connected to the state capital of Chihuahua 250 km along Highway 24. It was discovered in 1536 and mining activities in the 20th century began in 1913. Santa Barbara includes three main underground mines (San Diego, Segovedad and Tecolotes) as well as a flotation plant and produces lead, copper and zinc concentrates with significant amounts of silver.

San Martin

The San Martin mining complex is located in the municipality of Sombrerete in the northwestern part of the state of Zacatecas, Mexico. It is located approximately 185 kilometers from the city of Zacatecas. The elevation of the San Martin mining complex is approximately 2,600 meters (m) with geographic coordinates of 629,000 E and 2,614,000 N (WGS84, UTM Zona 13). The nearest major town is the municipality of Sombrerete (17 km away) in the Sierra Madre Occidental geographic province. It was discovered in 1555 and mining operations in the 20th century began

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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in 1949. The complex includes an underground mine and a flotation plant. The ore body contains lead, copper and zinc concentrates with significant amounts of silver. The state of Zacatecas has an extensive infrastructure of roads and highways that connect the San Martín to the rest of the country. The San Martin mining unit has a paved road to Highway 45, which leads to the town of Sombrerete, 17 kilometers away. Highway 45 then connects Sombrete to Fresnillo, Zacatecas and Durango at distances of 110,171 and 125 kilometers, respectively.

The disclosure of geographic coordinates for Tia Maria, Los Chancas and Pilares was included in the 2022 Form 10-K Annual Report on pages 51, 52 and 71 respectively.

UTM = Universal Transverse Mercator

WGS World Geodetic System

2.

For each of your material properties identified under this section, please ensure the metallurgical recovery factor and the cut-off grade are disclosed with the mineral resource table and the mineral reserve table, as required by Item 1304(d)1 of Regulation S-K. In this regard we note the Buenavista, La Caridad, Pilares, Pilar, Charcas, Santa Barbara, and San Martin mineral resource and/or mineral reserve tables are missing one or both of these items.

We appreciate the staff’s comment and will expand our disclosure in future filings to include the information requested in the tables as follows:

The new text is in italic and underlined. Page references correspond to Form 10-K for fiscal year 2022.

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7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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Page 62-64

Buenavista

Mineral resources

The following table contains the summary of copper, molybdenum and zinc mineral resources for Buenavista as of December 31, 2022, based on long-term price assumptions of $3.80, $11.50 and $1.32 per pound, respectively:

	2022
Copper plant	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)	Variation Copper	Variation Molybdenum	Variation Zinc
Measured mineral resources	—	—%	—%	—%	—	—	—
Indicated mineral resources	764	0.34%	0.005%	0.07%	5,664	88	1,182	(28.2)%	(21.6)%	(18.4)%
Measured + Indicated mineral resources	764	0.34%	0.005%	0.07%	5,664	88	1,182	(28.2)%	(21.6)%	(18.4)%
Inferred mineral resources	13,015	0.21%	0.004%	0.03%	56,584	1,080	8,089	(15.7)%	(16.9)%	(14.8)%

Zinc plant	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)
Measured mineral resources	—	—%	—%	—%	—	—	—
Indicated mineral resources	148	0.46%	0.002%	0.78%	1,561	4	2,416	(16.4)%	(33.3)%	(22.8)%
Measured + Indicated mineral resources	148	0.46%	0.002%	0.78%	1,561	4	2,416	(16.4)%	(33.3)%	(22.8)%
Inferred mineral resources	143	0.43%	0.003%	0.49%	1,393	7	1,638	(23.9)%	(50.0)%	(22.0)%

Leach plant	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)
Measured mineral resources	—	—	—%	—%	—	—	—
Indicated mineral resources	77	0.13%	—%	—%	196	—	—	(14.4)%	—	—
Measured + Indicated mineral resources	77	0.13%	—%	—%	196	—	—	(14.4)%	—	—
Inferred mineral resources	2,838	0.14%	—%	—%	8,538	—	—	(28.3)%	—	—

	2021
Copper plant	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)
Measured mineral resources	—	—%	—%	—%	—	—	—
Indicated mineral resources	944	0.38%	0.005%	0.07%	7,893	112	1,448
Measured + Indicated mineral resources	944	0.38%	0.005%	0.07%	7,893	112	1,448
Inferred mineral resources	14,467	0.21%	0.004%	0.03%	67,113	1,301	9,491

Zinc plant	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)
Measured mineral resources	—	—%	—%	—%	—	—	—
Indicated mineral resources	183	0.46%	0.002%	0.78%	1,867	7	3,128
Measured + Indicated mineral resources	183	0.46%	0.002%	0.78%	1,867	7	3,128
Inferred mineral resources	194	0.43%	0.003%	0.49%	1,830	13	2,101

Leach plant	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)
Measured mineral resources	—	—	—%	—%	—	—	—
Indicated mineral resources	82	0.13%	—%	—%	229	—	—
Measured + Indicated mineral resources	82	0.13%	—%	—%	229	—	—
Inferred mineral resources	3,812	0.14%	—%	—%	11,901	—	—

(1)	Mineral resources are reported in situ and are current as of December 31, 2022.
(2)	Mineral resources are reported exclusive of mineral reserves.
(3)	Copper content in mineral resources in 2022 was 15.7% lower than 2021 estimate due to updates to the Mineral Reserve ultimate pit based on revised cut-off grades.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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(4)	Mineral recovery was based on historical 3-year averages for mill: 86.5% for Cu, 64% for Mo and 68% for Zn and for Leach (combined ROM and crushed leach): Cu 31.5%.
(5)

Cut-off grade: mineral resources are reported on break-even plant and leach profit basis. The estimate was constrained to the Resource pit based on a Cu price of $3.795/lb, Mo price of $11.50/lb and Zn price of $1.323/lb.

(6)	It was assumed that ore with solubility index greater than 0.8 had been sent to the leach pad. If more than one process was profitable, then the process with the highest value was chosen.

(7) For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 11 of the Buenavista del Cobre technical report summary prepared by qualified persons, under Exhibit 96.6 to this Form 10-K.

Mineral reserves

The following table contains the summary of copper, molybdenum and zinc mineral reserves for Buenavista as of December 31, 2022, based on long-term price assumptions of $3.30, $10.00 and $1.15 per pound, respectively:

	2022
Probable mineral reserves	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)	Variation Copper	Variation Molybdenum	Variation Zinc
Sulfide ROM Ore - Copper plant	2,020	0.42%	0.007%	—%	18,529	333	—	9.8%	(2.9)%	—
Sulfide ROM Ore - Zinc plant	96	0.39%	—%	1.43%	824	—	3,018	55.2%	—	43.9%
Sulfide ROM Ore – Total	2,116	0.41	—	19,353	333	3,018	11.1%	(2.9)%	43.9%
Leachable Ore	1,132	0.22%	—%	—%	5,456	—	—	(0.9)%	—	—

	2021
Probable mineral reserves	Amount (million tonnes)	Copper grades	Molybdenum grades	Zinc grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Contained zinc (million pounds)
Sulfide ROM Ore - Copper plant	2,104	0.36%	0.007%	—%	16,881	343	—
Sulfide ROM Ore - Zinc plant	68	0.36%	—%	1.40%	531	—	2,097
Sulfide ROM Ore – Total	2,172	17,412	343	2,097
Leachable Ore	1,126	0.22%	—%	—%	5,506	—	—

(1)	Mineral reserves are current as of December 31, 2022.
(2)	The reference point for the estimate is delivery to the process plant.
(3)	Copper content in mineral reserves in 2022 fell slightly compared to 2021 due to mining and revised cut-off grade parameters.
(4)

Cut-off grade: mineral reserves are reported on break-even plant and leach profit basis. The estimate was based on the long-range schedule, inclusive of processing costs and transport streams and based on a Cu price of $3.30/lb, Mo price of $10.00/lb and Zn price of $1.15/lb.

(5)	It was assumed that ore with a solubility index greater than 0.8 had been sent to the leach pad. If more than one process was profitable, then the process with the highest value was chosen.
(6)

The Copper mill Cu equivalent Cut-off grade was 0.30% (2023 – 2025), 0.25% (2026), 0.20% (2027) and 0.12% (2028+), the leach Cu equivalent Cut-off Grade at 0.06% Cu and the Zinc mill Cu equivalent Cut-off grade at 0.22%.

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(7)	Mineral recovery is estimated as the last 3-year averages for mill: 86.5% for Cu, 64% for Mo and 68% for Zn and for leach (combined ROM and crushed):31.5% for Cu.
(8)

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 12 of the Buenavista operations technical report summary prepared by qualified persons, under Exhibit 96.6 to this Form 10-K.

Page 68- 69

La Caridad

Mineral resources

The following table contains the summary of copper and molybdenum mineral resources for La Caridad as of December 31, 2022, based on long-term price assumptions of $3.80 and $11.50 per pound, respectively:

	2022
Leach process	Amount (million tonnes)	Copper grades	Molybdenum grades	Contained copper (million tonnes)	Contained molybdenum (million tonnes)	Variation Copper	Variation Molybdenum
Measured mineral resources	—	—%	—%	—	—	—	—
Indicated mineral resources	684	0.07%	—%	0.5	—	0.0%	—
Measured + Indicated mineral resources	684	0.07%	—%	0.5	—	0.0%	—
Inferred mineral resources	526	0.08%	—%	0.4	—	(33.3)%	—

Mill process	Amount (million tonnes)	Copper grades	Molybdenum grades	Contained copper (million tonnes)	Contained molybdenum (million tonnes)	Variation Copper	Variation Molybdenum
Measured mineral resources	—	—%	—%	—	—	—	—
Indicated mineral resources	3,934	0.16%	0.028%	6.2	1.10	(42.6)%	(34.5)%
Measured + Indicated mineral resources	3,934	0.16%	0.028%	6.2	1.10	(42.6)%	(34.5)%
Inferred mineral resources	2,974	0.14%	0.025%	4.0	0.70	(21.6)%	(30.7)%

	2021
Leach process	Amount (million tonnes)	Copper grades	Molybdenum grades	Contained copper (million tonnes)	Contained molybdenum (million tonnes)
Measured mineral resources	—	—%	—%	—	—
Indicated mineral resources	817	0.06%	—%	0.5	—
Measured + Indicated mineral resources	817	0.06%	—%	0.5	—
Inferred mineral resources	927	0.06%	—%	0.6	—

Mill process	Amount (million tonnes)	Copper grades	Molybdenum grades	Contained copper (million tonnes)	Contained molybdenum (million tonnes)
Measured mineral resources	—	—%	—%	—	—
Indicated mineral resources	6,455	0.17%	0.026%	10.8	1.68
Measured + Indicated mineral resources	6,455	0.17%	0.026%	10.8	1.68
Inferred mineral resources	4,039	0.13%	0.025%	5.1	1.01

(1)	Mineral resources are reported in situ and are current as of December 31, 2022.
(2)	Mineral resources are reported exclusive of mineral reserves.
(3)	Copper content in mineral resources in 2022 decreased significantly compared with the 2021 estimate due to an increase in the Mineral Reserve estimate.

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Phone: 1 (602) 264–1375

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(4)	Cut-off grade: mineral resources are reported on break-even plant and leach profit basis. The estimate was constrained to the Resource pit based on a Cu price of $3.795/lb, Mo price of $11.50/lb.
(5)	It was assumed that ore with solubility index greater than 0.8 had been sent to the leach pad.
(6)	Recovery assumed based on 3-year averages of La Caridad 84% Cu and 83% Mo for mill and 40% Cu for heap leach.

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 11 of the La Caridad operations technical report summary prepared by qualified persons, under Exhibit 96.7 to this Form 10-K.

Mineral reserves

The following table contains the summary of copper and molybdenum mineral reserves for La Caridad as of December 31, 2022, based on long-term price assumptions of $3.30 and $10.00 per pound, respectively.

	2022
Probable mineral reserves	Amount (million tonnes)	Copper grades	Molybdenum grades	Contained copper (million pounds)	Contained molybdenum (million pounds)	Variation Copper	Variation Molybdenum
Leach process	198	0.09%	—%	395	—	387.7%	—
Mill process	2,100	0.21%	0.028%	9,737	1,286	398.1%	595.1%

	2021
Probable mineral reserves	Amount (million tonnes)	Copper grades	Molybdenum grades	Contained copper (million pounds)	Contained molybdenum (million pounds)
Leach process	43	0.09%	—%	81	—
Mill process	372	0.24%	0.02%	1,955	185

(1)	Mineral reserves are current as of December 31, 2022.
(2)	The reference point for the estimate is the leach pad or concentrator.
(3)

Cut-off grade: mineral reserves are reported on break-even plant and leach profit basis. The estimate was constrained to an ultimate pit design limited to an elevation of 1050 ft., or an approximate 60 year life. The design was based on a Cu price of $3.30/lb and a Mo price of $10.00/lb.

(4)	It was assumed that ore with solubility index greater than 0.8 was sent to the leach pad.
(5)	Copper recovery for the mill process is 83% for Cu and 81% for Mo and recovery for the leach process is 29%.
(6)

Copper content in mineral reserves in 2022 increased significantly compared with the 2021 estimate due to an increase in the Tailings Storage Facility capacity, which has increased the mine life from 11 years to 60 years.

(7)

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 12 of the La Caridad operations technical report summary prepared by qualified persons, under Exhibit 96.7 to this Form 10-K.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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Pilares

Mineral resources

The following table contains the summary of copper and molybdenum mineral resources for Pilares as of December 31, 2022, based on long-term price assumptions of $3.80 and $11.50 per pound, respectively:

Process	Classification	Amount (million tonnes)	Total copper	Copper oxide	Molybdenum grade	Contained copper (million pounds)	Contained molybdenum (million pounds)
Leach	Inferred	4.8	0.44%	0.22%	0.002%	45.6	—
Mill	Inferred	71.8	0.56%	0.05%	0.005%	879.9	7.7

(1)

Mineral resources are reported in situ and effective as of December 31, 2021 as reported in the Technical Report Summary dated February 24, 2022. Southern Copper has reported that mine development activity at the site from this point on has not materially impacted the total Mineral Resource estimates effective as of December 31, 2021. Therefore, the estimates as of December 31, 2021 are deemed current as of December 31, 2022. The QP has not visited the site since August 2021 and cannot independently confirm that mine development activities have not impacted Mineral Resources.

(2)	Recovery assumed based on 3-year averages of La Caridad 84% Cu and 83% Mo for mill and 40% Cu for heap leach.
(3)

Cut-off grade: mineral resources are reported on break-even plant and leach profit basis. The estimate was constrained to the Resource pit based on a Cu price of $3.795/lb, Mo price of $11.50/lb. Three mineral zones were considered: Zone 1 Oxide, Zone 2 Transition and Zone 3 Sulfide. It was assumed that Zone 1 had been sent to the leach pad. Zone 2 with a solubility index greater than 0.8 was assumed to have been sent to the leach pad. Zoned 2 with a solubility index less than 0.8 was assumed to have been sent to the destination that would have generated the highest profit. Zone 3 was assumed to be sent to the mill. The formulas used to calculate Leach and Mill profits were:

Leach Profit/t = ($28.58 * Cu Grade) - $1.91

Mill Profit/t = (($70.28 * Cu Grade) + ($210.43 * Mo Grade)) - (($4.98 * Cu Grade) + ($32.02 * Mo Grade)) – ($6.408 + $0.249)

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 11 of the Pilares project technical report summary prepared by qualified persons, under Exhibit 96.8 of the Form 10-K/A filed by the Company on March 7, 2022.

(4)	There were no changes in resources with regard to 2021’s figures. Exploration, development and technical studies are underway.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

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El Pilar

Mineral resources

The following table contains the summary of copper mineral resources for El Pilar as of December 31, 2022, based on long-term price assumptions of $3.80 per pound:

Copper	Amount (million tonnes)	Total copper	Soluble copper	Contained copper (million pounds)
Measured mineral resources	2.2	0.20%	0.10%	9.5
Indicated mineral resources	81.3	0.18%	0.08%	317.0
Measured + Indicated mineral resources	83.4	0.18%	0.08%	326.5
Inferred mineral resources	88.6	0.12%	0.06%	234.4

(1)

Mineral resources are reported in situ and effective as of December 31, 2021 as reported in the Technical Report Summary dated February 28, 2022. Southern Copper has reported that minor contractor activity on the site from this point on has not materially impacted the total Mineral Resource estimates effective as of December 31, 2021. Therefore, the estimates as of December 31, 2021 are deemed current as of December 31, 2022. The QP has not visited the site since August 2021 and cannot independently determine whether contractors’ activities have impacted the Mineral Resources.

(2)	Mineral resources are reported exclusive of mineral reserves.
(3)	Metallurgical Recovery: Cu Recovery = 0.3349 x LN (Soluble Cu/Total Cu) + 0.7949
(4)	Cut-Off Grade: Calculated on break-even profit basis and constrained within the pit shell outlined using a Cu price of $3.795/lb.

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 11 of the El Pilar project technical report summary prepared by qualified persons, under Exhibit 96.9 of Form 10-K/A for the fiscal year ended December 31, 2021, filed on March 7, 2022.

(5)	There were no changes in resources with regard to 2021’s figures. Technical Studies are underway.

Mineral reserves

The following table contains the summary of copper mineral reserves for El Pilar as of December 31, 2022, based on long-term price assumptions of $3.30 per pound:

Copper	ROM Ore (million tonnes)	Copper grade	Contained copper (thousand tonnes)	Recovered copper (million pounds)
Proven mineral reserves	63	0.27%	168	370
Probable mineral reserves	254	0.25%	623	1,374
Total mineral reserves	317	0.25%	790	1,744

(1)

Mineral reserves are effective as of December 31, 2021 as reported in the Technical Report Summary dated February 28, 2022. Southern Copper has reported that minor contractor activity conducted at the site since this point in time has not materially impacted the original Mineral Reserves estimates. Therefore, the estimates as of December 31, 2021 are deemed to be current as of December 31, 2022. The QP has not visited the site since August 2021 and cannot independently determine whether the contractor activities have impacted the Mineral Reserves.

(2)	The reference point for the estimate is delivery to the leach pad.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

Executive Presidency

(3)	The recovered copper estimate utilizes the following recovery formula: (Cu Rec % = 0.3349 x LN(Cu_Ratio) + 0.7949)
(4)

Cut-Off Grade: Measured and Indicated Blocks within the ultimate pit design with a value greater than or equal to zero were considered ore. The following “Value Equation” was used to calculate that value using a Cu price of $3.30/lb. Value / tonne = ($0.73 * Cu Recovery * Cu Grade) – ($0.15 * Cu Recovery * Cu Grade) - $0.57

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 12 of the La Caridad operations technical report summary prepared by qualified persons, under Exhibit 96.9 of the Company´s Form 10-K/A for the fiscal year ended December 31, 2021, filed on March 7, 2022.

(5)	There were no changes in reserves with regard to 2021’s figures. Technical Studies are underway.

Charcas

Mineral resources

The following table contains the summary of mineral resources for Charcas as of December 31, 2022, based on long-term metal price assumptions:

	2022				2021
Silver	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	23.00	6,057	88	17,165	23.00	5,831	91	17,118	0.3%
Measured + Indicated mineral resources	23.00	6,057	88	17,165	23.00	5,831	91	17,118	0.3%
Inferred mineral resources	23.00	15,446	97	48,207	23.00	14,206	98	44,583	8.1%

Zinc	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	1.32	6,057	3.13%	189.7	1.32	5,831	3.45%	201.3	(5.8)%
Measured + Indicated mineral resources	1.32	6,057	3.13%	189.7	1.32	5,831	3.45%	201.3	(5.8)%
Inferred mineral resources	1.32	15,446	2.70%	416.6	1.32	14,206	2.76%	392.1	6.2%

Lead	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	1.04	6,057	0.39%	23.5	1.04	5,831	0.42%	24.5	(3.9)%
Measured + Indicated mineral resources	1.04	6,057	0.39%	23.5	1.04	5,831	0.42%	24.5	(3.9)%
Inferred mineral resources	1.04	15,446	0.39%	60.1	1.04	14,206	0.36%	50.9	18.1%

Copper	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	3.80	6,057	0.54%	32.6	3.80	5,831	0.53%	30.9	5.6%
Measured + Indicated mineral resources	3.80	6,057	0.54%	32.6	3.80	5,831	0.53%	30.9	5.6%
Inferred mineral resources	3.80	15,446	0.54%	84.0	3.80	14,206	0.57%	81.4	3.1%

(1)	Mineral resources are reported in situ and are current as of December 31, 2022.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

Executive Presidency

(2)	Mineral resources are reported exclusive of mineral reserves.
(3)	Metallurgical recovery assumptions (in payable concentrates) are 74.4% for silver, 44.0% for lead, 67.7% for copper and 88.5% for zinc.
(4)

Mineral resources are reported at metal-equivalent Cut-Off Grades (COG) based on metal price assumptions, variable metallurgical recovery assumptions, mining costs, processing costs, G&A costs, and variable Net Smelter Recovery (NSR) factors. Mining, processing, and G&A costs total $64.91/t with metal prices of $1,725/tr oz for Au, $23/tr oz for Ag, $1.04/lb for Pb, $1.32 /lb for Zn and $3.80/lb for Cu.

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 11 of the Charcas operations technical report summary prepared by qualified persons, under Exhibit 96.11 to this Form 10-K.

(5)	Variations in mineral resources in 2022 were attributable to additional exploration drilling and production depletion in 2022.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

Executive Presidency

Santa Barbara

Mineral resources

The following table contains the summary of mineral resources for Santa Barbara as of December 31, 2022, based on long-term metal price assumptions:

	2022				2021
Silver	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	23.00	23,470	100	75,343	23.00	22,534	101	72,822	3.5%
Measured + Indicated mineral resources	23.00	23,470	100	75,343	23.00	22,534	101	72,822	3.5%
Inferred mineral resources	23.00	19,664	100	63,479	23.00	19,357	102	63,722	(0.4)%

Zinc	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	1.32	23,470	3.17%	744.2	1.32	22,534	3.24%	730.6	1.9%
Measured + Indicated mineral resources	1.32	23,470	3.17%	744.2	1.32	22,534	3.24%	730.6	1.9%
Inferred mineral resources	1.32	19,664	4.03%	792.3	1.32	19,357	3.89%	753.3	5.2%

Lead	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	1.04	23,470	1.89%	442.6	1.04	22,534	1.92%	433.7	2.1%
Measured + Indicated mineral resources	1.04	23,470	1.89%	442.6	1.04	22,534	1.92%	433.7	2.1%
Inferred mineral resources	1.04	19,664	2.36%	464.9	1.04	19,357	2.35%	454.2	2.4%

Copper	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	3.80	23,470	0.52%	122.9	3.80	22,534	0.53%	120.2	2.2%
Measured + Indicated mineral resources	3.80	23,470	0.52%	122.9	3.80	22,534	0.53%	120.2	2.2%
Inferred mineral resources	3.80	19,664	0.56%	109.8	3.80	19,357	0.55%	105.8	3.9%

Gold	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	1,725	23,470	0.28	210	1,725	22,534	0.30	219	(4.1)%
Measured + Indicated mineral resources	1,725	23,470	0.28	210	1,725	22,534	0.30	219	(4.1)%
Inferred mineral resources	1,725	19,664	0.17	107	1,725	19,357	0.19	117	(8.5)%

(1)	Mineral resources are reported in situ and are current as of December 31, 2022.
(2)	Mineral resources are reported exclusive of mineral reserves.
(3)	Metallurgical recovery assumptions (in payable concentrates) are 31.8% for Gold, 85.5% for silver, 79.2% for lead, 63.1% for copper and 80.8% for zinc.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

Executive Presidency

(4)

Mineral resources are reported at metal-equivalent Cut-Off Grades (COG) based on metal price assumptions, variable metallurgical recovery assumptions, mining costs, processing costs, G&A costs, and variable Net Smelter Recovery (NSR) factors. Mining, processing, and G&A costs total $80.6/t. with metal prices of $1,725/tr oz for Au, $23/tr oz for Ag, $1.04/lb for Pb, $1.32 /lb for Zn and $3.80/lb for Cu.

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 11 of the Santa Barbara operations technical report summary prepared by qualified persons, under Exhibit 96.12 to this Form 10-K.

(5)	Variations in mineral resources in 2022 were attributable to additional exploration drilling and production depletion in 2022.

San Martin

Mineral resources

The following table contains the summary of mineral resources for San Martin as of December 31, 2022, based on long-term metal price assumptions:

	2022				2021
Silver	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Metal price (per ounce)	Amount (thousand tonnes)	Grades (grams per tonne)	Metal content (thousand ounces)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	23.00	11,542	92	34,311	23.00	11,728	97	36,647	(6.4)%
Measured + Indicated mineral resources	23.00	11,542	92	34,311	23.00	11,728	97	36,647	(6.4)%
Inferred mineral resources	23.00	9,176	112	32,894	23.00	8,369	107	28,716	14.5%

Zinc	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	1.32	11,542	2.48%	285.9	1.32	11,728	2.65%	310.9	(8.1)%
Measured + Indicated mineral resources	1.32	11,542	2.48%	285.9	1.32	11,728	2.65%	310.9	(8.1)%
Inferred mineral resources	1.32	9,176	2.05%	187.8	1.32	8,369	2.18%	182.7	2.8%

Lead	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	1.04	11,542	0.49%	56.6	1.04	11,728	0.55%	64.2	(11.9)%
Measured + Indicated mineral resources	1.04	11,542	0.49%	56.6	1.04	11,728	0.55%	64.2	(11.9)%
Inferred mineral resources	1.04	9,176	0.62%	56.4	1.04	8,369	0.61%	51.2	10.1%

Copper	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Metal price (per pound)	Amount (thousand tonnes)	Grades	Metal content (thousand tonnes)	Variation
Measured mineral resources	—	—	—	—	—	—	—
Indicated mineral resources	3.80	11,542	0.61%	70.2	3.80	11,728	0.62%	73.2	(4.1)%
Measured + Indicated mineral resources	3.80	11,542	0.61%	70.2	3.80	11,728	0.62%	73.2	(4.1)%
Inferred mineral resources	3.80	9,176	0.49%	45.4	3.80	8,369	0.53%	44.3	2.6%

(1)	Mineral resources are reported in situ and are current as of December 31, 2022.

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375

Executive Presidency

(2)	Mineral resources are reported exclusive of mineral reserves.
(3)	Metallurgical recovery assumptions (in payable concentrates) are 70.9% for silver, 31.6% for lead, 67.7% for copper and 72.1% for zinc.
(4)

Mineral resources are reported at metal-equivalent Cut-Off Grades (COG) based on metal price assumptions, variable metallurgical recovery assumptions, mining costs, processing costs, G&A costs, and variable Net Smelter Recovery (NSR) factors. Mining, processing, and G&A costs total $60.8/t. with metal prices of $1,725/tr oz for Au, $23/tr oz for Ag, $1.04/lb for Pb, $1.32 /lb for Zn and $3.80/lb for Cu.

For further information on assumptions used in preparing the estimates, including a detailed description of the cut-off determination, please refer to Chapter 11 of the San Martin operations technical report summary prepared by qualified persons, under Exhibit 96.13 to this Form 10-K.

(5)	Variations in mineral resources in 2022 were attributable to additional exploration drilling and production depletion in 2022.

San Martin has no reported mineral reserves.

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob at +(602) 264-1375 option 1 or our General Counsel, Mr. Andres Ferrero at +511-512-0440 (ext. 63201).

Sincerely,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

SOUTHERN COPPER CORPORATION

7310 North 16th St.  Suite 135, Phoenix AZ 85020

Phone: 1 (602) 264–1375